UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

558868105

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 835-9378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868105

1.	Names of Reporting Persons Fred B. Craves
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 421,683
	8.	Shared Voting Power 3,883,396
	9.	Sole Dispositive Power 421,683
	10.	Shared Dispositive Power 3,883,396
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,079
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,883,396
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,883,396
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,883,396
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Management IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,810,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,810,521
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,810,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,729,141
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,729,141
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,729,141
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Fund IV Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 81,380
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 81,380
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Madrigal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 29, 2016 (as amended to date, the “Statement”). All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 2.	Identity and Background.

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Fred B. Craves, Ph.D. (“Dr. Craves”),

Bay City Capital LLC (“BCC”),

Bay City Capital Management IV LLC (“Management IV”),

Bay City Capital Fund IV, L.P. (“Fund IV”), and

Bay City Capital Fund IV Co-Investment Fund, L.P. (“Co-Investment IV”).

Dr. Craves is a citizen of the United States. Each of the other Reporting Persons is organized in the state of Delaware.

The address of the principal business and principal office of each of the Reporting Persons is 750 Battery Street, Suite 400, San Francisco, California 94111.

Dr. Craves, the Managing Director and sole member of BCC, is a director of the Issuer. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as a member and/or the manager of the general partners of such funds. BCC is the manager of Management IV. The principal business of Management IV is to serve as the general partner of Fund IV, Co-Investment IV and other pooled investment vehicles formed to invest in parallel with Fund IV and Co-Investment IV. The principal business of Fund IV and Co-Investment IV is making investments in life science companies.

During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is amended and restated in its entirety as follows:

On July 22, 2016, the Issuer, formerly known as “Synta Pharmaceuticals Corp.” completed its business combination with Madrigal Pharmaceuticals, Inc. (“Madrigal”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 13, 2016 (the “Merger Agreement”), by and among the Issuer, Saffron Merger Sub, Inc. (“Merger Sub”) and Madrigal, pursuant to which Merger Sub merged with and into Madrigal, with Madrigal surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Also on July 22, 2016, in connection with, and prior to completion of, the Merger, the Issuer effected a 1-for-35 reverse stock split of its common stock (the “Reverse Stock Split”) and, following the Merger, changed its name to “Madrigal Pharmaceuticals, Inc.”

Prior to the consummation of the Merger, Fund IV and Co-Investment IV held convertible promissory notes of Madrigal which, immediately prior to the consummation of the Merger, converted into an aggregate of

35,526,713 shares of common stock of Madrigal Pharmaceuticals, Inc. (as a private company). Under the terms of the Merger Agreement, at the effective time of the Merger, Fund IV and Co-Investment IV acquired an aggregate of 5,657,854 shares of Common Stock in exchange for each share of common stock of Madrigal Pharmaceuticals, Inc. (as a private company) held by the Reporting Persons immediately prior to the Merger, taking into account the Reverse Stock Split. Also in connection with the Merger, Dr. Craves received 296,067 shares of shares of Common Stock in exchange for shares of Madrigal Pharmaceuticals, Inc. (as a private company).

Dr. Craves purchased 2,000 shares of Common Stock in open market transactions on November 19, 2018 for aggregate consideration of $249,387.00. Additionally, Dr. Craves has received options to purchase 50,000 shares of Common Stock from the Issuer as compensation for his service as a director of the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

On May 27, 2020, Fund IV, Co-Investment IV and BCC made in-kind transfers, without the payment of any consideration, of 360,561 shares, 6,772 shares and 44,903 shares, respectively, of Common Stock to their partners and employees.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 3, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 15,429,154 shares of Common Stock outstanding as of May 4, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Fred B. Craves, Ph.D. (1)	4,305,079	27.9%	421,683	3,883,396	421,683	3,883,396
BCC	3,883,396	25.2%	0	3,883,396	0	3,883,396
Management IV	3,810,521	24.7%	0	3,810,521	0	3,810,521
Fund IV	3,729,141	24.2%	0	3,729,141	0	3,729,141
Co-Investment IV	81,380	0.5%	0	81,380	0	81,380

(1)

The shares reported in the table above include: (i) 81,380 shares of Common Stock held of record by Co-Investment IV; (ii) 3,729,141 shares of Common Stock held of record by Fund IV; (iii) 72,875 shares of Common Stock held of record by BCC; (iv) 371,683 shares of Common Stock held of record by Dr. Craves; and (v) 50,000 shares of Common Stock issuable upon exercise of stock options held by Dr. Craves that are exercisable within 60 days of the date hereof. Dr. Craves is the sole member of BCC, which is the manager of Management IV, which is the general partner of each of Fund IV and Co-Investment IV. By virtue of these relationships, each of the foregoing entities and Dr. Craves may be deemed to share beneficial ownership of the shares reported herein. Each of them disclaims any such beneficial ownership.

(c)     Except as reported in Item 4, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)     None.

(e)     Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and restated by the following:

Exhibit No.	Description

1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2020

/s/ Fred Craves
Fred Craves, Managing Director
Bay City Capital LLC

for himself and for Bay City Capital LLC, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.